GERSTEN SAVAGE LLP	600 Lexington Avenue New York, NY 10022-6018 T: 212-752-9700 F-212-980-5192 INFO@GERSTENSAVAGE.COM WWW.GERSTENSAVAGE.COM

December 24, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Jeffrey Gordon
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC  20549

Re:	Form 10-K for the year ended December 31, 2008
Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009
File No. 1-34124

Dear Mr. Gordon:

We are counsel to Ever-Glory International Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated November 18, 2009, relating to the above-captioned Forms 10-K and 10-Q.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: We have outlined in our responses to each of the following comments, the revised disclosures that will be included, as appropriate in our future filings.

Item 8-Financial Statements and Supplementary Data-page 50

Note 2-Summary of Significant Accounting Policies-page F-7

2.
Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

▪ in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
▪ in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as general and administrative expenses.

Response: Inbound freight charges and inspection costs, which historically have not been significant, are included in selling expenses. We do not incur significant purchasing, receiving or internal transfer costs. Although we have our own manufacturing facilities, we currently outsource most of our manufacturing to our strategic alliances and, before we manufacture large quantities, we obtain pre- approval from our customers. In connection with apparel manufactured for our retail business, we typically place materials purchase orders upon approval of styles by the chief of design, and on average, supplies held in stock are consumed in production within 20 days. We do not hold any significant inventories of finished goods as we typically ship to our customers or our retail outlets upon completion. Accordingly we do not incur significant warehousing costs.  Warehousing costs in 2008 totalled approximately $3,000.

The Company will expand its disclosures under “Revenue and Cost Recognition” in future filings to include the following:

“Cost of goods sold includes the direct raw material cost, direct labor cost, manufacturing overheads including depreciation of production equipment and rent consistent with the revenue earned.  Cost of goods sold also includes warehousing costs, which historically have not been significant.

Local transportation and unloading charges, and product inspection charges, are included in selling expenses and totalled $114,473 in 2008 and $195,995 in 2007, respectively.

3.
There are two operational models in your apparel and trading business, which are ‘Cutting, Making and Trim’ and ‘Freight on Board.’ Under the first model, your buyers supply you with the main raw materials and you charge them for production. Please disclose how you record sales and cost of sales for each of these models, including your accounting treatment of raw materials provided by buyers and your basis for this accounting treatment.

Response: In accordance with EITF 99-19, because the Company does not assume the risk of loss in connection with raw materials provided by buyers under the Cutting, Making, Trim or CMT model, revenues consist of manufacturing fees charged to our buyers. The related cost of goods sold includes direct labor costs and manufacturing overheads, including depreciation of production equipment. For the Freight on Board, or FOB model, revenues consist of product sales.  The related cost of goods sold includes the direct raw material costs, direct labor costs, and manufacturing overheads, including depreciation of production equipment.

The Company will expand its disclosures under “Revenue and Cost Recognition” in future filings to include the following:

“We recognize wholesale revenue from product sales, net of value added taxes, upon delivery for local sales and upon shipment of the products for export sales, at which time title passes to the customer provided that there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exists, the sales price is fixed and determinable and collectability is deemed probable. We recognize wholesale revenue from manufacturing fees charged to buyers for the assembly of garments from materials provided by the buyers upon completion of the manufacturing process and upon delivery to the buyer for local sales and upon shipment of the products for export sales, provided that there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exists, the sales price is fixed and determinable and collectability is deemed probable.”

4.
Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS. If applicable, please separately disclose how you treat unvested shares that vest based solely on continued employment, as well as those that vest subject to conditions.  See paragraphs 10 and 13 of SFAS 128. Please also specifically address your treatment of the 1,153,846 shares of restricted common stock which were expected to be issued in 2009 as a result of certain targets being met in 2008.

Response: At December 31, 2008, the Company had not granted any shares of non-vested common stock to its employees. In connection with the Company’s 2006 acquisition of Catch-Luck, an additional 1,153,846 shares of the Company’s restricted common stock were to be issued in each of 2008 and 2009, if certain revenue and net income targets were met by Catch-Luck in 2008 and 2009. As discussed in Note 2 to the financial statements for the year ended December 31, 2008, the targets were met in 2008. Therefore, in accordance with paragraph 13 of FASB 128, because the 1,153,846 shares to be issued at December 31, 2008 in connection with the 2008 targets are issuable for little or no consideration, these shares were considered outstanding common shares and included in the computation of basic EPS as of December 31, 2008, the date that all necessary conditions are satisfied. These shares are considered outstanding and included in the computation of diluted EPS as of the beginning of 2008, being the beginning of the period in which the conditions were satisfied. The 1,153,846 shares of the Company’s restricted common stock issuable in connection with the 2009 targets were not included in basic or diluted EPS for the year ended December 31, 2008 as all necessary conditions were not satisfied and no shares were issuable as of that date.

The Company will include the following disclosure in its future filings:

“Included in the calculation of basic EPS are shares of restricted common stock that have been issued by the Company, all of which are fully vested. Shares of restricted common stock whose issuance is contingent upon the attainment of specified earnings targets are considered outstanding and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied, which is the date upon which the specified amount of earnings has been attained.  These shares are to be considered outstanding and included in the computation of diluted EPS as of the beginning of the period in which the conditions are satisfied.  If the specified amount of earnings has not been attained as of the end of the reporting period, the contingently issuable shares are excluded from the calculation of basic and diluted EPS.”

5.
We note your disclosure that you provided 100% valuation allowance on your deferred tax assets and that deferred tax liabilities resulted from temporary differences relating to sales and purchase invoices, which, for PRC tax purposes are recorded upon issuance of invoices and are recorded upon delivery or shipment for book purposes. As such, please enhance your disclosure to comply with paragraph 43 of SFAS 109.

Response: The Company will enhance disclosures in its future filings relating to income taxes to include the following:

“The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2008 are presented below:

Deferred tax assets:
U.S. Federal NOL’s	$254,000
PRC purchase invoices not yet received	476,100
$730,100
Valuation allowance	(254,000)
$476,100
Deferred Tax liabilities:
PRC sales invoices not yet issued	$554,700
Net deferred tax liability	$78,600

6.
You disclose on page 8 that sales to your largest customer represented approximately 29% of your total net sales in 2008. Please disclose here, for each customer who represents ten percent or more of your sales, the total amount of sales from each such customer. See paragraph 39 of SFAS 131.

Response: The Company will clarify disclosures in its future filings relating to customer concentrations to include the following:

“Only one customer represented more than ten percent of our total sales in 2008, accounting for approximately 29% or $27 million of total sales.”

7.
Please disclose the amount of revenues and assets that are attributed to the United States of America, as well as attributed to all foreign countries in total. In addition, please separately disclose the amount of revenues from external customers attributed to individual foreign countries, to the extent they are material, for each period presented. Refer to paragraph 38 of SFAS 131.

Response: The Company will expand disclosures in its future filings relating to geographic information to include the following:

“Revenue is attributable to countries and locations based on the location of the customer.  For the years ended December 31, 2008 and 2007 revenues were generated in the following jurisdictions:

	2008	2007
The People’s Republic of China	$11,131,323	$4,590,798
Germany	26,967,753	21,580,744
United Kingdom	14,863,998	10,990,782
Europe-Other	11,023,829	7,736,640
Japan	16,579,037	10,956,030
United States	16,905,742	14,480,389
Total	$97,471,682	$70,335,383

No country other than the PRC represents greater than 10% of long-lived assets at December 31, 2008 and 2007.”

8.
You disclose on page 54 that there were no changes in your internal control over financial reporting during the fiscal year ended December 31, 2009. Please confirm that there were no changes during the quarter ended December 31, 2008. Refer to Item 308 (c) of Regulation S-K. Please revise accordingly.

Response: We confirm that there were no changes in our internal control over financial reporting during the quarter ended December 31, 2008.  Disclosure in accordance with Item 308 (c) of Regulation S-K will be included in future filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

9.	Please address the above comments in your interim filings as well, as applicable.

Response: We have outlined in our responses to each of the Staff’s comments, the revised disclosures that will be included, as appropriate in our future interim filings.

10.
Please help us understand how you have met the disclosure requirements set forth in paragraph 38C of ARB51, as amended by SFAS 160. Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period. Please advise or revise accordingly.

Response: For future financial statements for which a separate statement of changes in equity is not included, the Company will expand disclosures relating to non-controlling interests to include the following:

Nine months ended September 30, 2009	Total Equity	Equity attributable to Ever-Glory's shareholders	Equity attributable to the non-controlling interest

Balance as of January 1, 2009	$28,312,133	$27,763,156	$548,977
Net income for the period	4,709,243	4,734,254	(25,011)
Contributions from owners	45,154	45,154
Foreign currency translation adjustment	(40,996)	(36,947)	(4,049)
Other	37,809		37,809
Balance as of September 30, 2009	$33,063,343	$32,505,617	$557,726

Nine months ended September 30, 2008	Total Equity	Equity attributable to Ever-Glory's shareholders	Equity attributable to the non-controlling interest

Balance as of January 1, 2008	$19,927,234	$19,927,234	$
Net income for the period	3,192,361	3,193,778		(1,417)
Contributions from owners	2,930,831	2,345,631		585,200
Foreign currency translation adjustment	1,831,541	1,818,706		12,835
Other	(44,995)			(44,995)
Balance as of September 30, 2008	$27,836,972	$27,285,349		$551,623

11.
You determined that the adoption of EITF No.07-5 did not have a material impact on your consolidated financial statements. Please help us better understand how you made this determination. In this regard, please tell us the features and terms of any outstanding warrants as of January 1, 2009, including if there are any situations in which the exercise prices would change or if any of the exercise prices are denominated in a currency other than your functional currency.

Response:  Ever-Glory International Group Inc, the US Holding company’s functional currency is the US dollar.  The functional currency of the Company’s BVI subsidiary is also the US Dollar and the functional currency of the Company’s Chinese subsidiaries is the renminbi yuan, or RMB.

On August 2, 2007, Ever-Glory International Group, Inc. consummated a private placement of $2,000,000 principal amount of 6% secured convertible notes with five-year common stock warrants to six accredited investors. The Company issued warrants to the investors in the note financing, for the purchase of up to a total of 909,091 shares of common stock at an exercise price of $3.20.  The warrants are exercisable for a five-year period until September 29, 2013. The warrants are also subject to full-ratchet anti-dilution protection in the event that the Company issues shares (with certain exceptions) at an average per-share price below $3.20 per share, same as the notes. If at any time after fifteen months after the closing date there is no effective registration statement covering the resale of the shares underlying the warrants, the warrant holders may exercise their warrants by means of a cashless exercise.  During the year ended December 31, 2008, 68,636 shares were issued upon partial exercise of the warrants.  As of January 1, 2009 and through September 30, 2009, the number of shares issuable upon exercise of the outstanding warrants was 840,454.

On January 4, 2008, the Company issued warrants to the placement agent that are exercisable into 72,728 shares of common stock of the Company with an exercise price of $3.20 per share (“Warrants”).  The Warrants expire January 4, 2011. These warrants were issued in connection with the private placement described above.  The warrants are not subject to full-ratchet anti-dilution protection.

Because 840,454 warrants are subject to full-ratchet anti-dilution protection, they are not considered indexed to the Company’s own stock, and as such future changes in the fair value of these warrants is to be recognized currently in earnings until such time as the warrants are exercised or expire. The estimated fair value on the August 2007 date of issuance  of the 840,454 warrants was approximately $976,000.

EITF 07-5 includes specific guidance related to equity linked financial instruments that are denominated in a foreign currency.  Paragraph 19 of EITF 07-5 states:

The issuer of an equity-linked financial instrument incurs an exposure to changes in currency exchange rates if the instrument’s strike price is denominated in a currency other than the functional currency of the issuer.  An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency (including a conversion option embedded in a convertible debt instrument that is denominated in a currency other than the issuer’s functional currency).  The determination of whether an equity-linked financial instrument is indexed to an entity’s own stock is not affected by the currency (or currencies) in which the underlying shares trade.

As discussed above, the functional currency of Ever-Glory (the US incorporated holding company and the issuer of the warrants) is the US dollar (US$). In addition, (the issuing company) is not a shell company, has significant transactions denominated in US$, and has significant levels of cash to settle various transactions in US$.  Thus, no exposure to the changes in foreign currency exchange rates exist in relation to the Ever-Glory warrants with a strike price denominated in US$.

840,454 warrants are subject to full-ratchet provisions, and therefore under EITF 07-5, should be accounted for as derivatives in accordance with FASB No. 133.  We determined that the impact of such accounting was not material to our financial statements. The Company utilized an outside consultant to assist in the valuation of the derivatives resulting in this determination.  The consultant utilized a Black-Scholes valuation model to estimate the fair value of the warrants. This model resulted in a fair value of approximately $482,000, $1.5 million, $1.1 million and $1.2 million at January 1, 2009, March 31, 2009, June 30, 2009 and September 30, 2009, respectively, At March 31, 2009, June 30, 2009 and September 30, 2009, this represents approximately 8.1%, 6.8% and 5.5% of total liabilities as reported.

Below we have set out our analysis of the facts and circumstances related to the accounting for the revaluation of the warrant derivatives at March 31, 2009, June 30, 2009 and September, 20, 2009 and the materiality of the potential adjustment.  This analysis documents our conclusion that any potential adjustment is immaterial when applying the guidance of Staff Accounting Bulletin No. 99 ("SAB 99"). We note that the Black-Scholes model is generally most appropriate for plain vanilla options and it presumes a liquid market for purposes of estimating fair value.  Therefore, we believe that this model may result in a potentially elevated estimate of fair value for the specific warrant derivatives, given our limited trading volume and relatively low public float. However, for purposes of the following materiality analysis, we have utilized the Black-Scholes estimate.

SAB 99 Analysis

Assessment

SEC Staff Accounting Bulletin No. 99 - Materiality (“SAB 99”) is the relevant guidance that needs to be applied to the facts of our situation. SAB 99 states that both quantitative and qualitative factors need to be taken into consideration when assessing materiality. Per SAB 99 “quantifying...the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.  Materiality concerns the significance of an item to users of a registrant's financial statements.  A matter is 'material' if there is substantial likelihood that a reasonable person would consider it important.”

SAB 99 also refers to Statement of Financial Accounting Concepts No. 2 which defined materiality as “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

SAB 99 specifically states, “In the context of a misstatement of a financial statement item, while the 'total mix' includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.  The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both 'quantitative' and 'qualitative' factors in assessing an item's materiality.”

Quantitative Factors

An analysis of the numeric impact of the warrant derivatives on the 2009 quarterly financial statements is as follows:

	3 months ended March 31, 2009	3 months ended June 30, 2009	6 months ended June 30, 2009	3 months ended September 30, 2009	9 months ended September 30, 2009

Net Income
As reported	1,610,758	1,169,139	2,779,897	1,929,346	4,709,243
As corrected	544,758	1,653,139	2,197,897	1,786,346	3,984,243
$ Difference	(1,066,000)	484,000	(582,000)	(143,000)	(725,000)
% of Net Income	-66%	41%	-21%	-7%	-15%

EPS, basic
As reported	0.12	0.09	0.21	0.14	0.35
As corrected	0.04	0.12	0.16	0.13	0.29
Difference	(0.08)	0.03	(0.05)	(0.01)	(0.06)

EPS, diluted
As reported	0.12	0.09	0.21	0.14	0.35
As corrected	0.04	0.12	0.16	0.13	0.29
Difference	(0.08)	0.03	(0.05)	(0.01)	(0.06)

Quantitatively, the impact of the estimated fair value of the warrant liabilities is significant to the three and six months ended March 31, 2009 and June 30, 2009.  This is primarily because of the significant volatility in the Company’s stock price, which was $1.06 at December 31, 2008, $2.50 at March 31, 2009, $1.85 at June 30, 2009 and $2.15 at September 30, 2009.  While the stock price volatility results in quantitatively significant quarterly fluctuations in the estimated fair value of the warrant liabilities through June 30, 2009, the quantitative impact of the mark-to-market adjustment would result in a decrease to net income and basic earnings per share from approximately $1.9 million to $1.8 million and $0.14 to $0.13, respectively for the three months ended September 30, 2009,  and  $4.7 million to $4.0 million, and $0.35 to $0.29, respectively for the nine months ended September 30, 2009.   The transaction had no quantitative impact on the previously issued statements of cash flows or any discussion on liquidity in MD&A section as this was a non-cash item.

Qualitative Factors

The Company’s stock historically has not had a high volume of trading.  There were several days in 2009 during which there were no trades.  Through September 30, 2009, there were two occasions when trading volume exceeded 75,000 shares; March 26-27, 2009 and June 8-9, 2009.  The average daily volume for the year through December 23, 2009 was less than 10,000 shares per day. Further, approximately 75% of our shares are closely held, resulting in a market float of 25%.  We believe that this non-cash item is not significant to the majority of our investors.

SAB 99 also identifies certain other qualitative considerations to take into account in assessing the materiality of an error which is not intended to be an exhaustive list:

1.	Is the misstatement subject to precise measurement? – No, the fair value of the warrant derivatives is an estimate. Different valuation models result in different estimates.

2.
Does the misstatement mask a change in earnings or other trends? – No, as outlined above the estimated fair value of warrant liabilities results in a decrease in net income to approximately $4.0million from approximately $4.70 million for the nine months ended September 30, 2009.  It has no effect on revenues or other trends.

3.
Does the misstatement hide a failure to meet analyst's expectations? – No.  Currently, no analysts follow the Company, its market or its results.  Therefore, the misstatement does not  ‘hide a failure to meet analyst’s expectations’.

4.
Does the misstatement change a loss into income or vice versa? – No, the misstatement reduces reported net income of approximately $4.7 million to approximately $4.0 million for the nine months ended September 30, 2009.

5.
Does the misstatement concern a segment or portion of the business playing a significant role in operations – No, the misstatement would be reflected in corporate results.  It is not applicable to any segment and therefore it does not affect the reported segment results.

6.
Does the misstatement affect compliance with regulatory requirements? – No, the misstatement does not in any way affect compliance with regulatory requirements because the Company is not subject to any substantive regulatory requirements in any jurisdiction (other than the SEC) related in any manner to its financial statements.

7.	Does the misstatement affect compliance with loan covenants or contractual requirements? – No, the misstatement does not affect compliance with loan covenants or contractual requirements

8.
Did the misstatement have the effect of increasing management compensation? – No, the misstatements do not have the effect of ‘increasing management compensation’ as the subject of the misstatement relates entirely to non-compensation matters.

9.
Did the misstatement involve concealment of an unlawful transaction? – No, the misstatement does not involve ‘concealment of an unlawful transaction’ or any transaction but rather is limited entirely to questions of non-cash valuation as a result of newly issued accounting guidance.

10.	Was the misstatement intentional? – No, the misstatement was not ‘intentional’ but rather the result of an oversight on the application of new accounting guidance.

Conclusion

Although the misstatement is quantitatively material to certain 2009 quarterly periods, we believe that it is not material on a year to date basis. We also believe that our analysis of qualitative factors supports our materiality assessment.  Our conclusion is that we do not believe a reasonable person would have formed a different conclusion regarding the Company if the financial statements had properly reflected the warrants as a derivative liability.

Our conclusion is based on the following factors.  First, we do not believe reflecting an additional $725,000 of non-cash expense on our financial statements for the nine months ended September 30, 2009 would have had any bearing on the investment decision of any persons investing in the Company's securities either through private placement or through market transactions. As stated above, we believe a reasonable investor would have based their decision on the future prospects of the business and on the Company's capital structure on which business prospects and capital structure the non-cash fair valuation of the warrant derivative expense had no impact.  Second, the additional non-cash expense would not have changed income into a loss, changed any operating trend in the business, or changed the reported cash flows from operations, financing or investing activities.  We do not believe a reasonable investor who read our financial statements as of September 30, 2009 would have viewed our reported $4.7 million of income any differently than $4.0 million of income, particularly due to the non-cash expense nature of the change.  Third, the revaluation had no effect on any contractual requirements, loan covenants, expectations or compensation nor did it conceal an unlawful transaction. Fourth, the warrants were disclosed in the notes to the financial statements.  Fifth, the misstatement was unintentional.

12.
Accounts receivable increased from $9.5 million at December 31, 2008 to $14.6 million at September 30, 2009, which represents an increase of 54%. Please disclose the factors that led to these increases especially given that net sales have decreased in recent periods. You should also discuss whether you expect these factors or trends to continue in future periods. Please consider what quantitative disclosures can be provided to convey to investors any risks associated with the collectability of your accounts receivable and the likelihood as to whether charges may need to be recorded. You should also consider including an analysis of days sales outstanding with a discussion of any material variances from period to period. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response: In the quarter ended September 30, 2009, we recorded sales of approximately $5.3 million to one US customer. Payment from this customer is typically received within 60-90 days. For the last several years, sales to this customer have typically been recorded in the third quarter, and payment has been received before the end of the year. As of September 30, 2009, approximately $4.1 million of accounts receivable was due from this customer which has been received as of December 15, 2009. Similarly as of September 30, 2008 accounts receivable increased to $17.3 million from $13.0 million as of December 31, 2007. At September 30, 2008 approximately $3.5 million of accounts receivable was due from this customer which was received in the last quarter of 2008.

Future filings will be revised to include discussion of transactions affecting the comparability of reported amounts, future expectations, and any other necessary information in accordance with Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification.

13.
The Articles of Association of your Goldenway subsidiary required that registered capital of approximately US$17.5 million be paid by Goldenway on February 1, 2008. As of July 20, 2008, you had fulfilled US$5.6 million of its registered capital requirements and had a registered capital commitment of US$11.9 million payable by July 25, 2008. In July 2008, the Company obtained the approval from the government granting the extension to make the required capital contribution by April 25, 2009. Please disclose whether you received a further extension to make this required capital contribution. Please also disclose how you account for these capital commitments as well as how you intend to fund these commitments.

Response: On July 6, 2009, the Company obtained the approval from the government allowing the Company to decrease the registered capital from $17.5 million to $12.5 million.  As of June 30, 2009, the Company had fulfilled its $12.5 million registered capital requirements.